Exhibit (a)(5)(C)

27-CV-12-24903	Filed in Fourth Judicial District Court
12/18/2012 2:42:55 PM
Hennepin County Civil, MN

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: Civil Other

GREENTECH RESEARCH LLC, On Behalf

of Itself and All Others Similarly Situated,

Plaintiff,

v.

CARIBOU COFFEE COMPANY, INC.,

MICHAEL J. TATFERSFIELD, GARY A.

GRAVES, CHARLES H. OGBURN, KIP R.

CAFFEY, WALLACE B. DOOLIN, SARAH

PALISI CHAPIN, PHILIP H. SANFORD,

JAB, BEECH INC. and PINE MERGER

SUB, INC.

Defendants.

Court File No. (Jury Trial Demanded)

CLASS ACTION COMPLAINT

Plaintiff GreenTech Research LLC (“Plaintiff”) alleges as follows upon personal knowledge with respect to Plaintiff and Plaintiff’s actions and upon information and belief as to all other allegations:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the public stockholders of Caribou Coffee Company, Inc. (“Caribou” or the “Company”) against Caribou, the directors of Caribou, JAB Beech Inc. (“JAB”), and Pine Merger Sub, Inc. (“Merger Sub”), arising out of their agreement to sell Caribou to JAB (the “Buyout”). In pursuing the Buyout, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to Plaintiff and the proposed class.

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2. On December 17, 2012, Caribou announced it had entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which JAB will acquire all of Caribou’s outstanding shares, pursuant to an all cash tender offer (“Tender Offer”) for approximately $340 million, after which Caribou will merge into a JAB controlled entity. The $340 million offer represents $16 for each Caribou share (the “Offer Price”). The Buyout has been agreed to by Caribou’s board of directors (the “Board”). In agreeing to the Offer Price, the Board has agreed to a price that fails to properly value the Company or represent a meaningful premium for the change of corporate control.

3. Plaintiff seeks to enjoin the Buyout.

JURISDICTION AND VENUE

4. This Court has jurisdiction over each defendant named herein. Caribou maintains their principal executive offices in Hennepin County, the Individual Defendants are officers and/or directors of Caribou, or entered into contractual agreements with Caribou and all defendants have sufficient minimum contacts with Minnesota so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.

5. Venue is proper in this Court because one or more of the defendants either resides in or maintains its principal executive offices in Hennepin County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Caribou occurred in Hennepin County, and defendants have received substantial compensation in Hennepin County for doing business here and engaging in numerous activities that had an effect in Hennepin County.

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THE PARTIES

6. Caribou is a Minnesota corporation headquartered at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429. Caribou, founded in 1992, is one of the leading branded coffee companies in the United States. As of September 30, 2012, Caribou has 610 coffee houses, including 202 franchised locations, in 22 states across the country and 10 international markets. Caribou common stock is traded on the NASDAQ Global Market under the symbol “CBOU.”

7. Michael J. Tattersfield (“Tattersfield”) has been a director of Caribou since April 2009 and has been the President and Chief Executive Officer of the Company since August 2008.

8. Gary A. Graves (“Graves”) has been a director of Caribou since August 2007 and has been Chairman of the Board since November 2007. Graves is also a member of Caribou’s Audit Committee and Nominating and Corporate Governance Committee.

9. Charles H. Ogburn (“Ogburn”) has been a director of Caribou since January 2003 and is a member of the Audit Committee and the Nominating and Corporate Governance Committee.

10. Kip R. Caffey (“Caffey”) has been a director of Caribou since October 2005 and is the Chair of the Audit Committee and a member of the Compensation Committee.

11. Wallace B. Doolin (“Doolin”) has been a director of Caribou since October 2005 and is a member of the Audit Committee and the Compensation Committee.

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12. Sarah Palisi Chapin (“Chapin”) has been a director of Caribou since August 2007 and is the Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

13. Philip H. Sanford (“Sanford”) has been a director of Caribou since April 2009 and is a member of the Compensation Committee.

14. Defendants Tattersfield, Graves, Ogburn, Caffey, Doolin, Chapin and Sanford are referred to herein collectively as the “Individual Defendants.”

15. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Caribou and owe them the highest obligations of loyalty, good faith and fair dealing.

16. JAB is a Delaware corporation and an affiliate of the Joh. A. Benckiser Group GmbH (“JAB Group”), a privately-held German holding company whose assets include ownership of or stakes in Peet’s Coffee & Tea, Inc. (“Peet’s Coffee”) Coty, Reckitt Benckiser, D.E Master Blenders 1753 and Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. JAB Group acquired Peet’s Coffee, a Caribou competitor, earlier this year for $73.50 per share.

17. Merger Sub is a Minnesota corporation and a wholly owned subsidiary of JAB. Pine Merger Sub, Inc. is being used to facilitate the merger with Caribou.

18. The Individual Defendants, Caribou, JAB and Merger Sub are collectively referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on his own behalf and as a class action pursuant to Rules 23.01 and 23.02 of the Minnesota Rules of Civil Procedure on behalf of a class (the

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“Class”) consisting of all record and beneficial owners of Caribou common stock, excluding Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

20. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. According to Caribou’s most recent l0-Q dated November 9, 2012, there are over 20 million shares of Caribou common stock outstanding. The actual number of public stockholders can be ascertained through discovery;

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including: whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buyout; whether the Individual Defendants are engaging in self-dealing in connection with the Buyout; whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Buyout; and whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated;

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

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(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

21. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

Background to the Buyout

22. Caribou is a coffee company with 610 coffee houses, including 202 franchised locations, in 22 states across the country and 10 international markets. Caribou also sells its coffee in grocery and retail stores and provides distribution of its coffee to offices. Caribou just celebrated its 20th anniversary on December 14, 2012.

23. Caribou has strong long term prospects. Despite the recent economic downturn throughout the United States, the Company has continued to improve its revenue growth and profitability.

24. On March 16, 2012, Caribou filed its Annual Report on Form 10-K with the SEC (“10-K”). The 10-K reported that the Company’s total net sales had increased by over 28% since 2008, from $253,899,000 for the fiscal year ended December 28, 2008 to $326,504,000 for the fiscal year ended January 1, 2012. Similarly the Company had opened 70 new coffeehouses in that same time frame, growing from 511 in 2008 to 581 in 2012.

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25. Following this Annual Report the Company continued to grow. On May 3, 2012 the Company issued a press release in conjunction with its financial results for the first quarter of 2012. The Company reported that net sales for the first quarter were $80.5 million, an 11.4% increase from the comparable quarter of 2011.

26. On August 6, 2012 the Company issued a press release in conjunction with second quarter 2012 financial results which showed yet another quarter of growth. In reaction to the favorable results, Tattersfield told investors:

We were pleased to have held pro forma net income steady compared to the prior year period in the face of coffee commodity cost pressure and a lower contribution from the Keurig single-serve platform. Growth in comparable coffeehouse sales, has also now been extended to eleven consecutive quarters and benefited from our continued focus on product innovation. In addition, we also reached a new franchise milestone of 100 international coffeehouses further demonstrating the extensive popularity of Caribou Coffee outside of the U.S.

Although our updated projections for Caribou-branded K-cups have led us to adjust our full year outlook, we view the dynamics affecting our single-serve business as temporary challenges and remain committed to strengthening our Green Mountain relationship. More importantly, the diversification afforded to us through our multi-channel model provides us numerous levers to achieve sustainable growth in sales and profitability over the long-term.

27. On November 8, 2012, Caribou issued a press release in conjunction with its third quarter 2012 financial results that were in line with the Company’s expectations. Commenting on the strength of the Company Tattersfield told investors:

Our third quarter performance was in line with our expectations. We leveraged on-going product innovation and an unyielding focus on customer service to grow comparable coffeehouse sales of 3.5% in the quarter. We also opened 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand, and are confident in our ability to drive future growth across all of our lines of business.

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28. Despite Tattersfield’s comments that the Company was confident in its ability to “drive future growth,” the Company agreed to a cash out merger that fails to provide adequate consideration to stockholders.

The Buyout

29. On December 17, 2012, just as stockholders were looking forward to reaping the benefits of the Company’s strategies and growth, Caribou issued a press release announcing that the Company has entered into a definitive merger agreement, pursuant to which JAB will acquire Caribou for $16 cash per share:

December 17, 2012 — Caribou Coffee Company, Inc. (NASDAQ: CBOU), the second-largest company-owned premium coffeehouse operator in the United States based on the number of coffeehouses, and the Joh. A. Benckiser Group (JAB) announced a definitive merger agreement under which an affiliate of JAB will acquire Caribou for $16.00 per share in cash, or a total of approximately $340 million. The agreement, which has been unanimously approved by Caribou’s independent directors, represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

At the close of the transaction, Caribou will continue to be operated as an independent company with its own brand, management team and growth strategy. Caribou will remain based in Minneapolis, Minnesota.

“Caribou Coffee is a great company, with dedicated people, world-class customer service, exceptionally high quality coffeehouse beverages and food and a state-of- the-art roasting facility. The employees of Caribou should feel very proud of all they’ve been able to accomplish over the years, and I look forward to continued success in Caribou’s future,” said Gary Graves, Non-Executive Chairman of Caribou.

“We anticipate the next chapter in Caribou’s journey will be filled with tremendous opportunities to grow this great brand, with new ownership,” said Michael Tattersfield, President and Chief Executive Officer of Caribou.

“Caribou has a fantastic brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee,” said Bart Becht, Chairman of Joh. A. Benckiser Group. “JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure the Company continues its current highly successful track record.”

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Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Caribou shares on a fully diluted basis, the expiration or termination of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition

30. The Buyout appears to have been timed to cap the market price of Caribou’s common stock shortly after the announcement of the Company’s strong financial results.

31. The $16 per share agreed to in the Buyout is a woefully inadequate price, and Defendants’ rationale for a premium price implying a fair price is unsound. The Buyout comes at a time where Caribou’s recent success is not being accurately reflected in its current price per share.

32. With Caribou’s impressive financial results and strong growth potential, it comes as no surprise that analysts see value in the stock. According to Thomson/First Call, one analyst has a $20 per share price target for Caribou’s stock. The consideration to be received by Caribou’s public stockholders through the Buyout, which is valued at $16 per share, is inadequate and does not constitute fair value.

33. JAB is no stranger to the coffeehouse market, purchasing Peet’s Coffee for nearly $1 billion. That transaction, which provided Peet’s Coffee stockholders with $73.50 per share, was approved by Peet’s Coffee stockholders at a special meeting held on October 26, 2012.

34. In comparison to JAB’s Peet’s Coffee acquisition, the Buyout is a bargain. The Caribou Yahoo! Message Board contained numerous comments about the inadequate Offer Price

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specifically in comparison to JAB’s earlier purchase of Peet’s Coffee. One poster on the message board stated posted that when JAB took Peet’s Coffee private it paid 2.4x sales and 2lx EBITDA. In comparison the posting stated that Caribou is “being stolen at less than 0.9x sales and l0.5x EBITDA.” The posting also argued that a fair price point would be in the $30 to $35 per share range if JAB used the same multiples it used in the Peet’s Coffee purchase.

35. Given this analysis, the per share prices offered to Caribou’s stockholders is grossly inadequate.

36. Defendants’ effort to portray the $16 per share as a “premium” price was designed to drive a substantial number of Caribou stockholders to sell into the market after the announcement of the Buyout. After the announcement of the Buyout, numerous stockholders sold their shares based on misleading and incomplete disclosure that the premium price suggested there was no point waiting for the inevitable completion of the Buyout.

37. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Caribou common stock in the Buyout.

The Buyer-Friendly Terms of the Merger Agreement

38. On December 6, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Buyout a fait accompli and ensure that no competing offers will emerge for the Company.

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39. By way of example, §6.2 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from initiating, soliciting or taking any other action designed to result in the making, submission or announcement of, any proposal or offer that attempts to procure a price in excess of the Merger Price. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

40. Also, pursuant to §6.2 of the Merger Agreement, should an unsolicited bidder appear, the Company must notify JAB of the bidder’s offer or request for information. Pursuant to §6.2, should the Board determine that the unsolicited offer is superior, JAB is granted four business days to negotiate with Caribou to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a superior proposal. In determining whether to match an unsolicited offer, JAB is given a superior bargaining position vis-a-vis such offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.

41. In other words, the Merger Agreement gives JAB access to any rival bidder’s information and allows JAB a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly ensures that any “auction” will favor JAB and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.

42. Moreover, pursuant to §8.5 of the Merger Agreement, the Company has agreed to pay a termination fee of $10.38 million payable to JAB in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer after January 15, 2013. This termination fee is likely to exclude other bidders from entering into the sales process. As a result, other potential acquirers that may have been willing to pay more for the Company will be discouraged from bidding.

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43. Further, Caribou failed to assure that the Merger Agreement included a post signing “go-shop” period. A post signing go-shop would not have cured the flawed process, but would have at least permitted a measure of competitive bidding. However, Caribou instead included the non-solicitation provision. By failing to include pre- and post-signing go-shop periods the Individual Defendants breached their fiduciary duties to the stockholders.

44. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Caribou’s stockholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

45. Caribou represents a highly attractive acquisition candidate in light of its increased growth. The preferential treatment accorded to JAB has deprived and will continue to deprive the Caribou stockholders of the very substantial premium which unfettered and evenhanded exposure of the Company to the market could produce.

COUNT I

Claim against Caribou and the Individual Defendants for Unfair Dealing and

Breach of Fiduciary Duty of Good Faith and Loyalty

46. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

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47. The Individual Defendants have violated the fiduciary duties owed to the public stockholders of Caribou and have acted to put their personal interests ahead of the interests of Caribou stockholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of Caribou’s stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides JAB with an unfair advantage by effectively excluding other alternative proposals.

48. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Caribou investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

49. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

50. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Caribou’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

51. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public stockholders, without providing sufficient information to enable Caribou public stockholders to cast informed votes on the Buyout.

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52. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against JAB and Merger Sub for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

53. Plaintiff repeats and realleges each and every allegation set forth herein.

54. The Individual Defendants breached their fiduciary duties to the Caribou stockholders by the wrongful actions alleged herein.

55. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the JAB and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Buyout.

56. JAB and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Caribou stockholders.

57. JAB and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Caribou stockholders.

58. As a result of JAB’s and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

59. As a result of the unlawful actions of JAB and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, JAB and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

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60. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT III

Claim against the Director Defendants for Violation of Minn. Stat. § 302A.251

61. Plaintiff repeats and realleges each and every allegation set forth herein.

62. Defendants Graves, Ogburn, Caffey, Doolin, Chapin, Sanford, by reason of their conduct alleged herein, failed to adhere to the standard of conduct prescribed by Minn. Stat. § 302A.252 for directors.

COUNT IV

Claim against Tattersfield for Violation of Minn. Stat. § 302A.361

63. Plaintiff repeats and realleges each and every allegation set forth herein.

64. Defendant Tattersfield, by reason of his conduct alleged herein, failed to adhere to the standard of conduct prescribed by Minn. Stat. § 302A.361 for officers.

COUNT V

Claim against Defendants for Equitable Relief pursuant to Minn. Stat. § 302A.467

65. Plaintiff repeats and realleges each and every allegation set forth herein.

66. Based on Defendants’ conduct alleged herein, Plaintiff and the class of Caribou shareholders Plaintiff seeks to represent are entitled to equitable relief pursuant to Minn. Stat. § 302A.467.

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WHEREFORE, Plaintiff prays for judgment, as follows:

A. Declaring this action to be a proper class action and certifying Plaintiff as the representative of the Class and Plaintiff’s counsel as class counsel;

B. Preliminarily and permanently enjoining Defendants from effectuating the Buyout and such other equitable relief to which Plaintiff may be entitled pursuant to Minn. Stat. § 302A.467;

C. Declaring any merger transaction under the Buyout void and ordering rescission if that transaction is consummated;

D. Requiring disgorgement and imposing a constructive trust on all property and profits Defendants receive as a result of their wrongful conduct;

E. Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligations or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of the Class.

F. Awarding damages, including rescissory damages, in favor of Plaintiff and the Class against all Defendants, jointly and severally, together with interest thereon;

G. Awarding reasonable fees, together with expenses, to Plaintiff’s counsel pursuant to Minn. Stat. § 302A.467 or otherwise; and

H. Granting such other and further relief as the Court deems just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

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Dated: December 18, 2012

LOCKRIDGE GRINDAL NAUEN, PLLP

By:	/s/ Vernon J. Vander Weide
Vernon J. Vander Weide
No. 112173
100 Washington Avenue South
Suite 2200
Minneapolis, Minnesota 55401-2159
Tel: 612-596-4026
Fax: 612-339-0981
vjvanderweide@locklaw.com

GARDY & NOTIS, LLP
Mark C. Gardy
Jennifer Sarnelli
501 Fifth Avenue, Suite 1408
New York, New York 10017
Tel: 201-567-7377
Fax: 201-567-7337

Counsel for Plaintiff